EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Reports EPS Up 92%

•	Net Sales of $222 million for the quarter, up 11% versus last year

•	Operating income of $24.8 million for the quarter, up 94% versus last year

•	Operating margin of 11.2% for the quarter, up from 6.4% last year

•	Earnings per share of $0.23 for the quarter, up 92% compared to $0.12 last year
Oak Brook, Illinois, April 30, 2015 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the first quarter ended March 31, 2015. Consolidated net sales for the first quarter were $221.6 million, up 11% versus the same quarter a year ago. First quarter income from continuing operations was $14.9 million, equal to $0.23 per diluted share, compared to $7.6 million, equal to $0.12 per share, in the prior-year quarter.
Improvement in Each of Our Groups
“Our positive momentum from last year carried into outstanding performance during the first quarter,” said Dennis J. Martin, President and Chief Executive Officer. “Sales in each of our groups improved on last year's levels and we leveraged our 80/20 and lean efforts and our capacity enhancements to deliver a 94% increase in operating income. Operating margin was up in each of our groups, too, translating to a consolidated operating margin of 11.2% for the quarter, up from 6.4% last year. Overall, we nearly doubled our EPS compared with last year's first quarter.”
Net sales were $221.6 million for the quarter, up 11% compared to the first quarter of 2014. Environmental Solutions Group sales were up $19.5 million, or 16%, on improved sales of street sweepers and vacuum trucks. Safety and Security Systems Group sales were up $1.3 million, or 2%, largely driven by higher sales into public safety markets globally. Despite unfavorable foreign currency effects, Fire Rescue Group sales were up $0.6 million, or 2%, compared to the prior-year quarter, largely as a result of improved sales into U.S. industrial markets.
Consolidated first quarter operating income was $24.8 million, up 94% compared to the first quarter of 2014. Consolidated first quarter operating margin improved to 11.2%, compared to 6.4% last year. Corporate expenses were $6.0 million for the quarter, compared to $5.9 million a year ago. The effective income tax rate for the quarter of approximately 36% was in line with the estimated rate for the full year. The cash tax rate for the year is expected to be a percentage in the mid teens.
Orders were $186 million for the quarter, down 20%, and consolidated backlog was $285 million, compared to $338 million last year.
Improved Cash Flow Supports Share Repurchases and Increased Dividend
Net cash of $3.4 million was provided by continuing operating activities in the first quarter of 2015. In the prior-year quarter net cash of $7.0 million was used for continuing operating activities. The $10.4 million improvement in cash generated by continuing operating activities was largely the result of higher earnings.
The improvement in cash generated from continuing operations in the first three months of 2015 facilitated the funding of $3.8 million for dividends and $3.6 million for share repurchases under the Company’s authorized programs. The first quarter dividend payment reflected an increase in the quarterly dividend to $0.06 per share. As announced earlier this week, the Board of Directors also approved a dividend of $0.06 per share for the second quarter.
Consolidated debt at March 31, 2015 was $53 million, compared to $88 million a year ago. As a result of the lower debt levels, interest expense in the first quarter of 2015 was $0.6 million, down from $1.0 million a year ago.

Uncertainty Increased for 2015 Outlook
“Our first quarter sales, margins, operating income, and cash flow were strong,” said Jennifer L. Sherman, Chief Operating Officer. “At the same time, we experienced low orders at our Fire Rescue Group and softness in demand for products related to oil and gas during the first quarter. We also continue to face export headwinds from the strong U.S. dollar. While there is uncertainty about the second half of 2015, at this time we continue to expect annual adjusted earnings per share to be in the range from $0.95 to $1.02.”
GROUP RESULTS
Environmental Solutions
The following table summarizes the Environmental Solutions Group’s operating results as of and for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
($ in millions)	2015	2014	Change
Net sales	$140.2	$120.7	$19.5
Operating income	23.9	15.2	8.7
Operating data:
Operating margin	17.0%	12.6%	4.4%
Total orders	$106.3	$114.2	$(7.9)
Backlog	184.3	192.8	(8.5)
Depreciation and amortization	1.8	1.6	0.2
Three months ended March 31, 2015 vs. three months ended March 31, 2014
Total orders decreased by $7.9 million, or 7%, for the three months ended March 31, 2015. U.S. orders decreased $24.6 million, or 24%, largely due to reduced orders of vacuum trucks, sewer cleaners and street sweepers. Non-U.S. orders increased by $16.7 million, or 151%, compared to the prior-year quarter, primarily the result of a $10.8 million increase in sewer cleaner orders from Canada and an aggregate $3.3 million increase in sewer cleaner and street sweeper orders from the Middle East.
Net sales increased by $19.5 million, or 16%, for the three months ended March 31, 2015. U.S. sales increased $17.4 million, or 18%, primarily driven by increased shipments of street sweepers and vacuum trucks. Non-U.S. sales increased $2.1 million, primarily due to increased sales of sewer cleaners into Canada and street sweepers into the Middle East.
Gross margin for the three months ended March 31, 2015 improved to 25.0% from 21.1% in the prior year, largely due to favorable mix including higher sales to industrial customers, favorable pricing, as well as productivity and capacity improvements at our manufacturing facilities. Operating income increased by $8.7 million, or 57%, primarily reflecting operating leverage, increased volumes and favorable product mix.
Backlog was $184.3 million at March 31, 2015, compared to $192.8 million at March 31, 2014.
Safety and Security Systems
The following table summarizes the Safety and Security Systems Group’s operating results as of and for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
($ in millions)	2015	2014	Change
Net sales	$56.3	$55.0	$1.3
Operating income	6.6	4.3	2.3
Operating data:
Operating margin	11.7%	7.8%	3.9%
Total orders	$57.7	$66.0	$(8.3)
Backlog	37.3	38.8	(1.5)
Depreciation and amortization	1.1	1.1	—

Three months ended March 31, 2015 vs. three months ended March 31, 2014
Total orders decreased by $8.3 million, or 13%, for the three months ended March 31, 2015. U.S. orders decreased by $7.6 million, or 20%, and were impacted by the timing of large orders that were received in the first quarter of 2014. Non-U.S. orders decreased by $0.7 million.
Net sales increased by $1.3 million, or 2%, for the three months ended March 31, 2015. U.S. sales improved by $1.6 million and included increased sales into public safety and outdoor warning systems markets. Non-U.S. sales decreased by $0.3 million and were adversely impacted by foreign currency and reduced sales into international coal markets, partially offset by improved sales into international public safety markets.
Gross margin for the three months ended March 31, 2015 improved to 35.5% from 31.1%, primarily as a result of reductions in manufacturing, freight and product costs, moderate pricing gains realized in 2015 and favorable changes in fixed cost absorption and in the mix of products sold to customers. Operating income increased by $2.3 million, or 53%, largely due to a $2.9 million improvement in gross profit, partially offset by higher operating expenses.
Backlog was $37.3 million at March 31, 2015 compared to $38.8 million at March 31, 2014.
Fire Rescue
The following table summarizes the Fire Rescue Group’s operating results as of and for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
($ in millions)	2015	2014	Change
Net sales	$25.1	$24.5	$0.6
Operating income (loss)	0.3	(0.8)	1.1
Operating data:
Operating margin	1.2%	(3.3)%	4.5%
Total orders	$22.0	$51.5	$(29.5)
Backlog	63.0	106.4	(43.4)
Depreciation and amortization	0.8	0.8	—
Three months ended March 31, 2015 vs. three months ended March 31, 2014
Total orders decreased by $29.5 million, or 57%, for the three months ended March 31, 2015, largely due to reductions in orders of $8.4 million and $7.3 million from the Asia Pacific and Europe, respectively. Orders from U.S. industrial markets were $2.8 million lower than the prior-year period. Unfavorable foreign currency effects of $4.6 million also contributed to the lower order levels.
Net sales increased by $0.6 million for the three months ended March 31, 2015. Excluding an unfavorable foreign currency translation effect of $3.9 million, net sales improved by $4.5 million, or 18%, largely due to increased sales into U.S. industrial markets. Measured in local currency, non-U.S. sales were flat compared to the prior-year quarter.
Gross margin for the three months ended March 31, 2015 was 16.7% compared to 17.1% in the prior year, largely due to the effects of product mix. For the three months ended March 31, 2015, operating income of $0.3 million was generated, compared to an operating loss of $0.8 million in the prior-year quarter.
Backlog was $63.0 million at March 31, 2015 compared to $106.4 million at March 31, 2014. The decrease of $43.4 million, or 41%, was primarily due to decreased order intake during the first quarter of 2015, coupled with an unfavorable foreign currency impact of $16.5 million. Backlog was down 25% compared to the prior-year quarter as measured in local currency.
CORPORATE EXPENSES
Corporate operating expenses were $6.0 million and $5.9 million for the three months ended March 31, 2015 and 2014, respectively.

CONFERENCE CALL
Federal Signal will host its first quarter conference call on Thursday, April 30, 2015 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-481-2844 and entering the pin number 5225778. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates three groups: Environmental Solutions, Safety and Security Systems and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper, Chief Financial Officer, +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended March 31,
(in millions, except per share data)	2015	2014
Net sales	$221.6	$200.2
Cost of sales	162.4	153.4
Gross profit	59.2	46.8
Selling, engineering, general and administrative expenses	34.4	34.2
Restructuring	—	(0.2)
Operating income	24.8	12.8
Interest expense	0.6	1.0
Other expense, net	0.9	—
Income before income taxes	23.3	11.8
Income tax expense	(8.4)	(4.2)
Income from continuing operations	14.9	7.6
Loss from discontinued operations and disposal, net of income tax benefit of $0.0 for both periods	—	(0.2)
Net income	$14.9	$7.4
Basic earnings per share:
Earnings from continuing operations	$0.24	$0.12
Loss from discontinued operations and disposal, net of tax	—	—
Net earnings per share	$0.24	$0.12
Diluted earnings per share:
Earnings from continuing operations	$0.23	$0.12
Loss from discontinued operations and disposal, net of tax	—	—
Net earnings per share	$0.23	$0.12
Weighted average common shares outstanding:
Basic	62.7	62.8
Diluted	63.7	63.7
Cash dividends declared per common share	$0.06	$—

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2015	December 31, 2014
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$23.0	$30.4
Accounts receivable, net of allowances for doubtful accounts of $1.3 at both dates	112.2	107.6
Inventories	126.5	121.0
Prepaid expenses	11.2	8.8
Deferred tax assets	13.7	18.8
Other current assets	3.9	2.8
Current assets of discontinued operations	1.1	1.1
Total current assets	291.6	290.5
Properties and equipment, net	68.6	69.5
Goodwill	260.8	266.3
Deferred tax assets	21.1	25.3
Deferred charges and other assets	3.8	4.0
Long-term assets of discontinued operations	3.1	3.1
Total assets	$649.0	$658.7
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$2.8	$—
Current portion of long-term borrowings and capital lease obligations	6.2	6.2
Accounts payable	55.1	50.7
Customer deposits	12.1	12.1
Accrued liabilities:
Compensation and withholding taxes	21.8	28.2
Other current liabilities	36.8	40.2
Current liabilities of discontinued operations	1.6	1.7
Total current liabilities	136.4	139.1
Long-term borrowings and capital lease obligations	43.9	44.0
Long-term pension and other postretirement benefit liabilities	60.6	63.5
Deferred gain	14.1	14.6
Other long-term liabilities	21.4	20.9
Long-term liabilities of discontinued operations	4.9	5.0
Total liabilities	281.3	287.1
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 64.7 and 64.2 shares issued, respectively	64.7	64.2
Capital in excess of par value	187.7	187.0
Retained earnings	238.1	227.0
Treasury stock, at cost, 2.1 and 1.7 shares, respectively	(33.3)	(27.1)
Accumulated other comprehensive loss	(89.5)	(79.5)
Total stockholders’ equity	367.7	371.6
Total liabilities and stockholders’ equity	$649.0	$658.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended March 31,
(in millions)	2015	2014
Operating activities:
Net income	$14.9	$7.4
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from discontinued operations and disposal	—	0.2
Depreciation and amortization	3.8	3.6
Deferred financing costs	0.1	0.1
Deferred gain	(0.5)	(0.5)
Stock-based compensation expense	1.1	0.9
Pension expense, net of funding	(1.6)	(1.0)
Deferred income taxes	8.5	4.7
Changes in operating assets and liabilities, net of effects of discontinued operations	(22.9)	(22.4)
Net cash provided by (used for) continuing operating activities	3.4	(7.0)
Net cash used for discontinued operating activities	(0.1)	(0.2)
Net cash provided by (used for) operating activities	3.3	(7.2)
Investing activities:
Purchases of properties and equipment	(2.8)	(4.2)
Proceeds from sale of FSTech Group	—	7.0
Net cash (used for) provided by continuing investing activities	(2.8)	2.8
Financing activities:
Decrease in revolving lines of credit, net	—	(10.0)
Increase in short-term borrowings, net	3.0	6.1
Purchases of treasury stock	(3.6)	—
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(2.6)	—
Cash dividends paid to stockholders	(3.8)	—
Proceeds from stock-based compensation activity	0.2	0.6
Other, net	(0.2)	(0.2)
Net cash used for continuing financing activities	(7.0)	(3.5)
Effects of foreign exchange rate changes on cash and cash equivalents	(0.9)	0.1
Decrease in cash and cash equivalents	(7.4)	(7.8)
Cash and cash equivalents at beginning of period	30.4	23.8
Cash and cash equivalents at end of period	$23.0	$16.0

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations (“EPS”):
The Company believes that modifying its 2015 and 2014 adjusted net income and diluted EPS provides an additional measure which is representative of the Company’s underlying performance and improves the comparability of results across periods. Adjusted net income and adjusted EPS for the three months ended March 31, 2014 excludes the impact of restructuring activity. There was no material difference between GAAP and adjusted results during either period. As such, the Company presents adjusted results primarily to confirm appropriate comparisons to periods in which larger adjustments occurred.

	Three Months Ended March 31,
(in millions)	2015	2014
Income from continuing operations	$14.9	$7.6
Add:
Income tax expense	8.4	4.2
Income before income taxes	23.3	11.8
Add (less):
Restructuring	—	(0.2)
Adjusted income before income taxes	23.3	11.6
Adjusted income tax expense (a)	(8.4)	(4.1)
Adjusted net income from continuing operations	$14.9	$7.5

	Three Months Ended March 31,
(dollars per diluted share)	2015	2014
EPS, as reported	$0.23	$0.12
Add:
Income tax expense	0.13	0.06
Income before income taxes	0.36	0.18
Add (less):
Restructuring	—	—
Adjusted income before income taxes	0.36	0.18
Adjusted income tax expense (a)	(0.13)	(0.06)
Adjusted EPS	$0.23	$0.12

(a)	Adjusted income tax expense for the three months ended March 31, 2014 was recomputed after excluding the impact of restructuring activity.

Total debt to adjusted EBITDA ratio:
The Company uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the Company’s long term financial performance and stability. The Company’s calculation methodology consists of dividing total debt by the trailing 12-month total of income from continuing operations before interest expense, debt settlement charges, other expense, income tax benefit/expense, and depreciation and amortization. Other companies may use different methods to calculate total debt to EBITDA. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA, and reconciles income from continuing operations to adjusted EBITDA:

	Trailing Twelve Months Ending March 31,
($ in millions)	2015	2014
Total debt	$52.9	$88.1

Income from continuing operations	70.3	168.9
Add:
Interest expense	3.4	5.3
Other expense, net	2.4	0.3
Income tax expense (benefit)	28.5	(103.2)
Depreciation and amortization	15.2	14.4
Adjusted EBITDA	$119.8	$85.7

Total debt to adjusted EBITDA ratio	0.4	1.0